                    UNITED STATES                      OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION           OMB Number: 3235-0058
                WASHINGTON, D.C. 20549                 Expires: May 31, 1997
                                                       Estimated average burden
                                                       hours per response..2.50
                     FORM 12b-25
                                                       SEC FILE NUMBER

                                                               0-24464
             NOTIFICATION OF LATE FILING               -------------------------


                                                       CUSIP NUMBER

                                                             L20708 10 0
                                                       -------------------------


Check One:   [X] Form 10-K     [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
             [ ] Form N-SAR

             For Period Ended: December 31, 1998
             [   ] Transition Report on Form 10-K
             [   ] Transition Report on Form 20-F
             [   ] Transition Report on Form 11-K
             [   ] Transition Report on Form 10-Q
             [   ] Transition Report on Form N-SAR
             For the Transition Period Ended:

--------------------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION


--------------------------------------------------------------------------------
Full Name of Registrant

                                The Cronos Group
--------------------------------------------------------------------------------
Former Name if Applicable

                                 Not Applicable
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Orchard Lee    Winkfield Lane    Winkfield Windsor    Berkshire SLA 4RU England
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-

     [X] SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company's Form 10-K could not be filed within the prescribed time period because management's time and attention during the past several months has been principally devoted to (1) ongoing discussions with the Company's lenders regarding the refinancing of approximately $55.6 million of indebtedness, portions of which became due on January 8, 1999, January 31, 1999 and March 31, 1999 and (2) issues relating to the foregoing that have delayed the completion of the audit of the Company's financial statements for the year ended December 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


  Mr. Dennis J. Tietz             415                    677-8996
------------------------     -------------        -----------------------
         (Name)               (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                          [X]  Yes       [ ]  No

--------------------------------------------------------------------------------

(8) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                          [X]  Yes       [ ]  No

     The Company expects to report a larger operating loss for the fiscal year ended December 31, 1998 as compared with the previous fiscal year due to factors such as lower utilization of the Company's containers reflecting the deteriorating economic conditions in Asian, South American and other markets and continued decline in the Company's average per diem rates reflecting the rationalization in the global shipping industry and the resultant lowering of freights rates. However, due to lower indirect expenses and impairment charges in fiscal year 1998, the Company does not expect that the Company's net loss for fiscal year 1998 will exceed the net loss of $23.0 million for the previous fiscal year. The precise amounts cannot be determined until the audit is completed.

--------------------------------------------------------------------------------

                                   SIGNATURE

                  (Name of Registrant as specified in charter)
                                THE CRONOS GROUP


The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999                    By: /s/ Dennis J. Tietz
                                           -------------------------------------
                                           Name: Dennis J. Tietz
                                           Title: Chief Executive Officer